UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD. AS AT
JUNE 30, 2021 AND DECEMBER 31, 2020, AND FOR THE THREE AND
SIX MONTHS ENDED JUNE 30, 2021 AND 2020

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT JUN. 30, 2021 AND DEC. 31, 2020 US$ MILLIONS	Note	2021	2020
Assets
Cash and cash equivalents	3	$851	$35
Investments	3	1,568	1,193
Accounts receivable and others		17	13
Deferred tax asset		17	—
Derivative assets	3	8	7
Property and equipment		3	2
Reinsurance assets	4	176	190
Total assets		2,640	1,440
Liabilities
Accounts payable and others		13	6
Insurance reserves	4	1,339	1,339
Derivative liabilities	3	6	—
Funds withheld liabilities	3	12	12
Other liabilities	3	18	—
Total liabilities		1,388	1,357
Equity
Brookfield Asset Management Inc.[1]		—	83
Class A exchangeable and Class B2		539	—
Class C2		713	—
Total equity		1,252	83
Total liabilities and equity		$2,640	$1,440

1. For the periods prior to June 28, 2021. See Note 1(b).
2. For the period from June 28, 2021 to June 30, 2021. See Note 1(b).

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Note	2021	2020	2021	2020
Premiums
Gross		$50	$1	$52	$30
Ceded		—	—	—	—
Net premiums		50	1	52	30
Net investment income (loss)		39	76	(24)	37
Total revenues		89	77	28	67
Benefits paid on insurance contracts
Gross		21	16	38	29
Ceded		(6)	(6)	(12)	(12)
Change in insurance reserves	4
Gross		59	73	(34)	42
Ceded		5	(6)	19	7
Operating expenses		7	1	10	2
Total benefits and expenses		86	78	21	68
Net income (loss) before income taxes		3	(1)	7	(1)
Income tax expense		(1)	—	(2)	—
Net income (loss) for the period		$2	$(1)	$5	$(1)
Attributable to:
Brookfield Asset Management Inc.[1]		2	(1)	5	(1)
Class A exchangeable and Class B shareholders[2]		—	—	—	—
Class C shareholders[2]		—	—	—	—
		$2	$(1)	$5	$(1)
Net income per class C share
Basic and diluted		$ 0.00		$ 0.00
1.For the periods prior to June 28, 2021. See Note 1(b). 2.For the period from June 28, 2021 to June 30, 2021. See Note 1(b).

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended		Six Months Ended
FOR THE PERIOD ENDED JUN. 30 US$ MILLIONS	2021	2020	2021	2020
Net income (loss)	$2	$(1)	$5	$(1)
Other comprehensive income (loss) that will be reclassified to net income (loss)
Net unrealized gain (loss) on available for sale securities	—	1	(1)	—
Foreign currency translation	—	2	2	(3)
Total other comprehensive income (loss)	—	3	1	(3)
Comprehensive income (loss) for the period	$2	$2	$6	$(4)

Attributable to:
Brookfield Asset Management Inc.[1]	2	2	6	(4)
Class A exchangeable and Class B shareholders[2]	—	—	—	—
Class C shareholders[2]	—	—	—	—
	$2	$2	$6	$(4)
1.For the periods prior to June 28, 2021. See Note 1(b). 2.For the period from June 28, 2021 to June 30, 2021. See Note 1(b).

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Brookfield Asset Management Inc.				Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2021 US$ MILLIONS	Note	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Brookfield Asset Management Inc.	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class C shareholders	Total Equity
Balance as at January 1, 2021		$78	$1	$4	$83	$—	$—	$—	$—	$—	$—	$—	$—	$83
Changes in period:
Net income		—	5	—	5	—	—	—	—	—	—	—	—	5
Other comprehensive income		—	—	1	1	—	—	—	—	—	—	—	—	1
Comprehensive income		—	5	1	6	—	—	—	—	—	—	—	—	6
Other items
Equity issuances / Reorganization[1]	5	(78)	—	—	(78)	539	—	—	539	712	—	—	712	1,173
Common control transaction adjustments		—	(6)	(5)	(11)	—	—	—	—	—	1	—	1	(10)
Total change in period		(78)	(1)	(4)	(83)	539	—	—	539	712	1	—	713	1,169
Balance as at June 30, 2021		$—	$—	$—	$—	$539	$—	$—	$539	$712	$1	$—	$713	$1,252
1.See Note 1(b) for details regarding the Spin-off and reorganization.

The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

	Brookfield Asset Management Inc.				Class A exchangeable and Class B shareholders				Class C shareholders
AS AT AND FOR THE SIX MONTHS ENDED JUN. 30, 2020 US$ MILLIONS	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Brookfield Asset Management Inc.	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class A exchangeable and Class B shareholders	Share Capital	Accumulated Surplus (Deficit)	Accumulated Other Comprehensive Income (Loss)	Class C shareholders	Total Equity
Balance as at January 1, 2020	$65	$—	$1	$66	$—	$—	$—	$—	$—	$—	$—	$—	$66
Changes in period:
Net loss	—	(1)	—	(1)	—	—	—	—	—	—	—	—	(1)
Other comprehensive loss	—	—	(3)	(3)	—	—	—	—	—	—	—	—	(3)
Comprehensive loss	—	(1)	(3)	(4)	—	—	—	—	—	—	—	—	(4)
Total change in period	—	(1)	(3)	(4)	—	—	—	—	—	—	—	—	(4)
Balance as at June 30, 2020	$65	$(1)	$(2)	$62	$—	$—	$—	$—	$—	$—	$—	$—	$62
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

BROOKFIELD ASSET MANAGEMENT REINSURANCE PARTNERS LTD.
UNAUDITED INTERIM CONDENSED COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2021	2020
Operating activities
Net income (loss)	$5	$(1)
Non-cash items affecting net income
Unrealized losses (gains) on investments and derivatives	63	(21)
Income tax expense	2	—
Changes in non-cash balances related to operations
Changes in reinsurance assets	19	7
Changes in insurance reserves	(34)	42
Changes in working capital	(11)	(1)
Operating activities affecting cash
Realized gains on investments and derivatives	(14)	(2)
Cash from operating activities	30	24
Investing activities
Purchase of investments	(882)	(292)
Proceeds on disposal of investments	441	250
Maturities of investments	54	35
Purchase of property and equipment	(1)	—
Cash used in investing activities	(388)	(7)
Financing activities
Issuance of equity	1,160	—
Return of capital	(5)	—
Borrowings from the related parties	582	—
Repayments of borrowings to the related parties	(582)	—
Proceeds from repurchase agreement	41	29
Repayments of repurchase agreement	(23)	(29)
Cash from financing activities	1,173	—
Cash and cash equivalents
Cash and cash equivalents, beginning of period	35	13
Net change during the period	815	17
Foreign exchange on cash balances held in foreign currencies	1	—
Cash and cash equivalents, end of period	851	30
Supplementary Information
Cash balances	24	8
Cash equivalents	827	22
Cash and cash equivalents, end of period	$851	$30
The accompanying notes are an integral part of the unaudited interim condensed combined consolidated financial statements.

NOTE 1. ORGANIZATION AND DESCRIPTION OF THE COMPANY
(a)Brookfield Asset Management Reinsurance Partners Ltd.
Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re” or the “Company”) is a Bermuda corporation incorporated on December 10, 2020 and governed by the laws of Bermuda. The Company was established to become a reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders. The Company’s class A exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BAMR”. The Company’s operations are primarily located in Bermuda, Canada, and the Cayman Islands. The Company’s registered head office is 73 Front Street 5th Floor, Hamilton HM 12, Bermuda.
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holdings”), which holds the Company’s interest in its operating subsidiaries.
Through its operating subsidiaries, the Company acts as a direct issuer of pension risk transfer products for pension plan sponsors and will provide annuity-based reinsurance products to insurance and reinsurance companies. The Company currently has a single operating segment related to the pension risk transfer (“PRT”) business.
(b)Spin-off of Brookfield Asset Management Reinsurance Partners Ltd.
On June 28, 2021, Brookfield Asset Management Inc. (“Brookfield”) completed the spin-off of the Company (the “Spin-off”), which was effected by way of a special dividend of the class A exchangeable limited voting shares (“class A exchangeable shares”) of the Company to holders of Brookfield Class A limited voting shares (“Brookfield Class A Shares”) and Class B limited voting shares (“Brookfield Class B Shares”) as of June 18, 2021 (the “record date”). Pursuant to the special dividend, holders of Brookfield Class A Shares and Class B Shares as of the record date received one class A exchangeable share for every 145 Brookfield Class A Shares or Class B Shares held as of the record date. Brookfield will hold all the class C non-voting shares (“class C shares”), giving it the residual economic interest in the Company, but no voting interest in the Company.
Prior to the Spin-off, Brookfield effected a reorganization so that the Company’s PRT business (the “Business”) and other investments that were historically owned and operated by Brookfield, through its operating entities, were acquired by BAM Re Holdings, a subsidiary of the Company.

The following describes the transactions and agreements resulting from the Spin-off:
(i)Class A exchangeable shares
As part of the Spin-off, Brookfield subscribed for 10.9 million class A exchangeable shares for approximately $538 million in cash, which will be used to support the future reinsurance business, including to support our risk-based capital requirements in support of the reinsurance treaty in process with American Equity Investment Life Insurance Company (“AEL”). Upon Spin-off, Brookfield distributed the 10.9 million class A exchangeable shares to the Brookfield shareholders who hold Brookfield Class A Shares and Brookfield Class B Shares, as a special dividend.
(ii)Class B shares
As part of the Spin-off, holders of class B shares (“BAM Re Class B Partners”), through a voting trust, subscribed for 24,000 class B shares for $1.2 million.

(iii)Class C shares
As part of the Spin-off, Brookfield transferred its ownership in the Business along with its holdings of AEL common shares and additional cash for working capital purposes to the Company. Total value of the consideration provided to the Company was approximately $712 million in which was exchanged for 16.9 million class C shares. Brookfield owns all the issued and outstanding class C shares.
(iv)Equity Commitment
As part of the Spin-off, Brookfield provided to the Company an equity commitment in the amount of $2 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of a number of class C shares or junior preferred shares. Further details of the equity commitment are described in Note 8.
(v)Credit Agreement
As part of the Spin-off, the Company entered into a credit agreement with Brookfield (the “Brookfield Credit Agreement”) as lender, providing for a five-year revolving $200 million credit facility. Further details of the Brookfield Credit Agreement are described in Note 8.
(vi)Support Agreement
As part of the Spin-off, the Company entered into a support agreement with Brookfield (the “Support Agreement”), pursuant to which Brookfield has agreed to support the economic equivalence of the class A exchangeable shares and Brookfield Class A Shares for so long as class A exchangeable shares not owned by Brookfield are outstanding and there has not been an amendment to the exchange feature by agreeing to, among other things, take all actions reasonably necessary to enable the Company to pay quarterly distributions, the liquidation amount or the amount payable on a redemption of class A exchangeable shares, as the case may be. Further details of the Support Agreement are described in Note 8.
(vii)Rights Agreement
As part of the Spin-off, the Company entered into a rights agreement with Brookfield (the “Rights Agreement”), pursuant to which Brookfield has agreed that on the applicable specified exchange date with respect to any class A exchangeable shares submitted for exchange, Brookfield will satisfy, or cause to be satisfied, the obligations pursuant to our memorandum of association and bye-laws to exchange such subject class A exchangeable shares for Brookfield Class A Shares or its cash equivalent plus any unpaid distributions. Further details of the Rights Agreement are described in Note 8.
(viii)Administration Agreement
As part of the Spin-off, the Company entered into an administration agreement with Brookfield (the “Administration Agreement”), pursuant to which Brookfield has agreed to provide administrative services to the Company on a cost recovery basis. Further details of the Administration Agreement are described in Note 8.
(ix)Investment Management Agreement
As part of the Spin-off, the Company entered into one or more Investment Management Agreements appointing Brookfield as the investment manager of certain assets and accounts, including assets backing the liabilities assumed by the Company under the insurance and future reinsurance arrangements, and any assets held as surplus. Further details of the Brookfield Investment Management Agreements are described in Note 8.

(x)Licensing Agreement
As part of the Spin-off, the Company entered into a licensing agreement with Brookfield (the “Brookfield Licensing Agreement”), pursuant to which Brookfield has granted a non-exclusive, royalty-free sub-license to use the name “Brookfield” and the Brookfield logo. Further details of the Brookfield Licensing Agreement are described in Note 8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of Compliance
These Unaudited Interim Condensed Combined Consolidated Financial Statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies described below and in the Consolidated Financial Statements of Brookfield Annuity Holdings Inc. (“BAH”) as at and for the year ended December 31, 2020 included in our Prospectus dated June 16, 2021. The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars (“USD”) rounded to the nearest million unless otherwise indicated.
The interim financial statements were authorized for issue by the Board of Directors of the Company on August 3, 2021.
(b)Basis of Consolidation
The interim financial statements include the accounts of the Company and its consolidated subsidiaries, which are the entities over which the Company has control. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.
The Company uses a management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker (“CODM”) for making decisions, allocation of resources and assessing performance. The Company’s CODM has been identified as the Chief Executive Officer who reviews the results of operations when making decisions about allocating resources and assessing performance of the Company which is currently managed as a single segment: PRT. All of the Company’s revenue for the period ended June 30, 2021 and 2020 was generated from the PRT operating segment and was earned in Canada. All of the long‑lived assets of the Company were included in the PRT operating segment and reside in Canada.

(c)Continuity of Interest
As described above, BAM Re was established on December 10, 2020 by Brookfield and on June 28, 2021 Brookfield completed the Spin-off of the Business to the Company and the special dividend declaration to holders of Brookfield's Class A and B Shares. Brookfield controlled the Business prior to the Spin-off and has significant influence over the Company subsequent to the Spin-off through its interests in the Company. The Business was transferred before Spin-off, as part of the reorganization, and therefore the transactions are common control transactions. In accordance with the Company and Brookfield's accounting policy, the Company has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the Spin-off.

In addition, certain investments were transferred as part of the reorganization, which are treated as asset acquisitions and are also considered common control transactions. The accounting policy is to record the common control asset acquisitions on the date of occurrence at the historical carrying value, with any gain or loss against the consideration paid being recorded in equity.

To reflect this continuity of interest, these interim financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off (see Note 1(b)) have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the Company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the Company, including the adjustments associated with the Spin-off and the execution of several agreements (see Note 8). Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.
(d)Class A exchangeable shares
As described in Note 1 (b)(i), the Company’s equity interests include the class A exchangeable shares held by public shareholders. Each class A exchangeable share is structured with the intention of providing an economic return equivalent to one Brookfield Class A Share (subject to adjustment to reflect certain capital events). Each class A exchangeable share is exchangeable with Brookfield at the option of the holder for one Brookfield Class A Share (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of Brookfield), plus unpaid distributions. Brookfield currently intends to satisfy any exchange requests on the class A exchangeable shares through the delivery of Brookfield Class A Shares rather than cash. Each class A exchangeable share has voting rights in respect of the Company and is entitled to cast one vote for each class A exchangeable share to the extent held on the record date for voting at a meeting of shareholders of the Company.
The class A exchangeable shares are classified as equity instruments. The class A exchangeable shares are issued capital of the Company and as a result are not adjusted for changes in market value.
(e)Class B shares
As described in Note 1 (b)(ii), the Company’s equity interests include the class B shares held by BAM Re Class B Partners. The BAM Re Class B Partners are entitled to cast one vote for each class B share held at the record date for determination of shareholders entitled to vote on any matter.
The class B shares are classified as equity instruments. The class B shares are issued capital of the Company and as a result are not adjusted for changes in market value.
(f)Class C shares
As described in Note 1 (b)(iii), the Company’s equity interests include the class C shares held by Brookfield. The class C shares are non-voting shares that are entitled to the residual economic interest in the Company after payment in full of the amount due to holders of our class A exchangeable shares and our class B shares and subject to the prior rights of holders of the Preferred Shares.
The class C shares are classified as equity instruments. The class C shares are issued capital of the Company and as a result are not adjusted for changes in market value.
(g)Cash and cash equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of 90 days or less. The Company classifies cash and cash equivalents as fair value through profit or loss (“FVTPL”) if the asset supports insurance reserves or available for sale (“AFS”) if the asset supports capital and surplus.
Cash and cash equivalents include cash balances and short-term investments that are not available for use by the Company as part of the funds withheld (“FWH”) arrangement (Note 2(i)).

(h)Investments
Investments are financial assets which are comprised of common shares, preferred shares, bonds, and fixed-income instruments. The Company uses the trade date to account for investment transactions.
Financial assets are classified into one of the following categories:
•AFS assets are measured at fair value, with changes in fair value recognized in other comprehensive income (loss);
•FVTPL assets are measured at fair value, with changes in fair value recognized in net income (loss); and
•Loans and receivables are measured at amortized cost.
Financial assets are classified according to their nature and use by the Company at the time of initial recognition. Financial assets supporting capital and surplus are classified as AFS and are measured at fair value. Unrealized gains (losses) are recognized in other comprehensive income (loss). Upon realization, gains or losses are reclassified to the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results and recorded in net investment income (loss).
Financial assets supporting insurance reserves are designated as FVTPL or as loans and receivables. Any changes in the fair value of the underlying assets matched to the insurance reserves are directly reflected in the insurance reserves. Unless the asset is deemed to be impaired, changes in fair value of assets matching these liabilities and changes in the corresponding insurance reserves are directly recognized in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results in order to avoid a mismatch that would otherwise arise.
Loans and receivables are measured at amortized cost using the effective interest method, less any applicable provision for impairment.
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.
Any gain or loss arising on derecognition is recognized directly in net income (loss) and presented in realized gains (losses) on investments.
(i)Funds withheld
FWH represents a payable for amounts contractually withheld in accordance with reinsurance agreements where Brookfield Annuity Company (“BAC”), an indirect wholly owned subsidiary of the Company, acts as a cedant. While the assets in the FWH are legally owned by BAC, the reinsurer is subject to all investment performance and economic rights and obligations to the FWH assets similar to invested assets held directly by the reinsurer. BAC’s FWH liabilities balance includes cash and cash equivalents, investments, and derivatives carried at fair value and is credited with premiums, investment income (loss), benefits payable and other expenses deducted as incurred at cost.

(j)Derivative financial instruments
The Company manages foreign currency exposure and other market risks associated with certain assets and liabilities by using derivative financial instruments such as foreign exchange forwards, cross currency swaps, interest rate swaps, and bond futures. Derivative financial instruments are classified as held for trading which are measured as FVTPL investments. Derivative financial instruments are recorded at fair value on acquisition date and subsequently revalued at fair value at each reporting date. Derivative financial instruments with positive values are recorded as derivative assets and negative fair values are reported as derivative liabilities. Changes in fair value of derivatives are recorded in net investment income (loss), in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results.
(k)Assets pledged as collateral
The Company receives and pledges collateral in respect of certain derivative contracts, in order to meet its contractual obligations. The amount of collateral required is determined by the valuation of each contract on a mark-to-market basis and the type of collateral to be deposited is specified within the agreement with each counterparty.
Collateral pledged continues to be recognized in the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position as the Company retains all rights related to these assets.
Collateral received is not recognized in the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position unless the Company acquires the rights relating to the economic risks and rewards related to these assets.
(l)Collateralized financing transactions
Securities sold under agreements to repurchase (“repurchase agreements”) are collateralized financing transactions. A repurchase agreement provides the lender of securities the right to receive from the counterparty sufficient cash to purchase the same securities at the maturity of the agreement. These transactions are measured at cost plus accrued interest.
The Company recognizes an asset in the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position, representing the cash received, and a liability for the same amount, representing the obligation to repurchase the loaned bonds. Repurchase agreements with the same counterparty are presented net in the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position.
(m)Right to offset
Amounts presented in these interim financial statements are presented on a net basis when there exists both a legally enforceable right to offset the recognized amounts and an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.
(n)Impairment
At each reporting date, financial assets are assessed for impairment indicators. The Company considers an impairment loss if it deems it unlikely that it will be able to recover all amounts due according to the contractual terms of the obligation. For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment. For all other financial assets, there must be observable data about the loss events, such as, but not limited to, the issuer’s financial difficulty, a bankruptcy, default of payment of principal or interest, or specific adverse conditions affecting an industry or a region.

For financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows. The impairment loss is recorded in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results.
For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not have been recognized. In respect to AFS equity securities, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increases in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, impairment losses are subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss. The reversal cannot exceed the impairment expense amount. The amount of reversal is recorded in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results.
At each reporting date, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, non-financial assets that are measured at amortized cost are reviewed for impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.
(o)Classification of Financial Instruments
Accrued investment income, reinsurance receivable and other assets have been classified as loans and receivables. Due to related party, reinsurance payable, and accounts payable and accrued liabilities have been classified as other financial liabilities. Loans and receivables and other liabilities are measured at amortized cost. For these items, carrying value approximates fair value due to their short-term nature.
(p)Leases
IFRS 16 Leases (“IFRS 16”) specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases.
The Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
If a contract contains a lease, the Company will recognize a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. The ROU asset and lease liability are initially measured as an amount equal to the present value of the remaining lease payments over the lease. The discount rate used is the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.
The ROU asset is depreciated to the earlier of the end of the useful life or lease term using the straight-line method as this reflects the expected pattern of use. At each reporting date, the Company assesses whether there is any indication that the ROU asset may be impaired. If an impairment indicator exists, then the Company will adjust the value of the ROU asset to its recoverable amount and an impairment loss is recognized.
The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made. It is remeasured when there is a change in future lease payments arising from a change in rates or there is a change in the Company’s estimate of the amount expected to be payable.

(q)Insurance reserves
Insurance reserves are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4 Insurance Contracts (“IFRS 4”).
The current insurance reserves were within BAC. The Bermuda and Cayman subsidiaries had no insurance reserves as at June 30, 2021.
Contract classifications
Contracts under which BAC accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 on the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which BAC does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.
Measurement
Insurance reserves represent the amount required to provide for future benefits payments and administrative expenses on policies in force with BAC. Insurance reserves are presented gross of reinsurance assets on the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position. BAC’s Appointed Actuary is responsible for determining the amount of insurance reserves in accordance with standards established by the CIA. Insurance reserves have been determined using CALM as permitted by IFRS 4. CALM is used to determine insurance reserves and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions and provide reasonable assurance that insurance reserves cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
BAC has designated invested assets supporting insurance reserves as FVTPL or as loans and receivables. Since the value of the insurance reserves is determined by reference to the assets supporting those reserves, changes in the insurance reserves offset a significant portion of the changes in fair value of these FVTPL assets recorded in net income (loss).
(r)Reinsurance
BAC, in the normal course of business, is also a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC remains liable to its policyholders for the portion reinsured. At each reporting date, the reinsurance asset and reinsurance receivable, if any, are assessed for impairment. If there is objective evidence that the reinsurance asset or reinsurance receivable are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.
BAC has two types of reinsurance arrangements.

Longevity reinsurance
BAC enters into longevity reinsurance transactions with third party reinsurers. As part of the agreements, BAC commits to pay the reinsurers a schedule of fixed payments relating to defined blocks of policyholder benefits. In return, the reinsurers reimburse the actual cost of benefit expenses on those blocks to BAC. Settlement of fixed and actual payments between BAC and the reinsurers are on a net basis. The difference between fixed and actual payments on past service is recognized in the same period as the related claim is incurred within benefits ceded in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results. Any unsettled amounts on past service from the reinsurers is recognized as a reinsurance receivable or payable in the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position.
BAC is liable for reinsurance fees for the transactions. The fees are recognized as incurred and are included in ceded premiums in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results.
The benefits to which BAC is entitled under its reinsurance transactions are recognized as reinsurance assets in the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position and change in insurance reserves ceded on the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results.
Quota share reinsurance
BAC enters into quota share reinsurance transactions with third-party reinsurers. The agreement covers policyholder benefits for a proportion of business reinsured. The proportion varies for certain discrete blocks of business. At the inception of each quota share reinsurance contract, premiums ceded and a corresponding decrease in cash or payable is recognized in proportion to the business reinsured by the external reinsurer. BAC recognizes a reinsurance asset on the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position and change in insurance reserves ceded on the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results. The benefits to which BAC is entitled under its reinsurance contracts are recognized as reinsurance assets.
The reinsurer is committed to pay BAC a proportion of actual benefit expenses. The amounts are reported in benefits ceded in the same period as the related benefit expense is incurred. In cases where the benefit payments are due but not fully received from the reinsurer, BAC will recognize a reinsurance receivable. In cases where benefit payments are due, but amounts are received in excess from the reinsurer, BAC will recognize a reinsurance payable.
Under reinsurance contracts with unregistered reinsurers, assets are required to be pledged to BAC in order to secure payment of liabilities under the reinsurance agreement. Unregistered reinsurers are reinsurers which are not regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). The pledged assets are held in Canada by a Canadian financial institution that is not affiliated with the third party reinsurer. BAC maintains a valid and enforceable security interest that has priority over any other security interest in the collateral. In the event of default by the reinsurer, BAC has the right to liquidate or take legal possession of these assets, in a timely manner.
At each reporting date, the reinsurance asset and reinsurance receivable, if any, are tested for impairment. If there is objective evidence that the reinsurance asset or reinsurance receivable are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds recoverable amount.

(s)Premiums
Gross premiums are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, insurance reserves are computed, with the result that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis.
(t)Benefits paid
Gross benefits and benefits ceded are recorded in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results when they are due and incurred.
(u)Net investment income
Interest income is calculated using the effective interest method.
Dividend income is recognized when the right to receive payments is established.
Realized gains (losses) on investments and derivatives represent the difference between net sale proceeds and the purchase price.
Unrealized gains (losses) on investments and derivatives measure the difference between the fair value of investments at the end of each reporting date and their purchase price. The net movement reflects both unrealized gains and losses recognized during the year adjusted for any prior period unrealized gains and losses which have been realized in the current accounting period.
(v)Income taxes
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to taxation authorities within a year. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the end of each period.
Deferred income tax assets are recognized to the extent that it is probable that taxable profits will be available against which the unused tax losses or unused tax credits can be utilized by the Company. To the extent that it is not probable that taxable profit will be available against which the unused tax losses or unused tax credit can be utilized, the deferred tax asset is not recognized.
(w)Foreign currencies
The Company’s functional currency is Canadian Dollar (“CAD”), however, the Company’s interim financial statements have been presented in USD which the Company expects to become its functional currency in the third quarter, subject to certain reinsurance agreements being entered into. Foreign currency denominated monetary assets and liabilities of the Company are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income.
For purposes of presenting the interim financial statements, assets and liabilities of the Company are translated using the exchange rate prevailing at the reporting date. Revenue and expenses are measured at transactional or average rates during the period. Gains or losses on translation of these items are included in other comprehensive income.

(x)Earnings per share
The holder of the class C shares are entitled to received distributions if, as and when declared or authorized. Our Board of Directors has adopted a policy that class C share distributions will be paid quarterly in an amount equal to the Company’s distributable earnings (as determined by management of the Company) after payment of distributions on the class A exchangeable shares, class B shares and any other shares ranking senior to the class C shares and after provision for expenses, anticipated cash needs and other similar adjustments.
Total outstanding class C shares have been used to calculate basic and diluted earnings per share. Class A exchangeable shares and class B shares are not considered participating securities or considered to be ordinary shares and consequently per share amounts for these classes of shares has not been presented.
Basic earnings per share attributable to class C shareholders are calculated by dividing the Company's net income for the period, less distributions payable to class A exchangeable and class B shareholders, by the weighted average number of class C shares outstanding during the period. Diluted earnings per share are determined by adjusting the weighted average number of shares outstanding for the effects of all dilutive potential shares.
(y)Accounting estimates and judgements
The preparation of interim financial statements in accordance with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements. Estimates are subject to uncertainty and can therefore differ significantly from actual results. The items most susceptible to changes in estimates and assumptions include the measurement of reinsurance assets, insurance reserves, and impairment of financial instruments. Actual results may differ from our estimates thereby impacting the interim financial statements. Information on our use of estimates and assumptions is discussed in Note 2.
Management judgment is also used in applying the accounting policies used to prepare interim financial statements. The item most susceptible to changes in judgements is the evaluation of indicators of impairment of our investments.
(z)Future accounting policy changes
(i)IFRS 17
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which will replace IFRS 4 and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. In addition, the IASB extended the exemption for insurers to apply IFRS 9 Financial Instruments (“IFRS 9”), so that both IFRS 9 and IFRS 17 will have the same effective date. OSFI expects life insurers to adopt IFRS 9 and IFRS 17 simultaneously for periods beginning on or after January 1, 2023.
IFRS 17 sets out the requirements for the recognition, measurement, presentation and disclosures of insurance contracts a company issues and reinsurance contracts it holds.
The future profit for providing insurance coverage is recognized in profit or loss over time as the insurance coverage is provided.
IFRS 17 will affect how the Company accounts for its insurance contracts and how it reports financial performance in the interim financial statements and annual consolidated financial statements. The Company continues to assess the impact for IFRS 17, which is expected to have a significant impact on the timing of earnings recognition, as well as presentation and disclosure, for its insurance contracts.

(ii)IFRS 9
In July 2014, the IASB published the complete version of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018, with retrospective application and replaces IAS 39. IFRS 9 provides changes to the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model and new hedge accounting guidance.
The Company has deferred the implementation of IFRS 9 until IFRS 17 is adopted on January 1, 2023 on the basis that the Company’s activities are predominantly connected with insurance, with insurance reserves making up over 97% of the Company’s total liabilities.
The disclosure for the measurement and classification of the Company’s investments provides most of the information required by IFRS 9. The Company is currently assessing the impact of implementing IFRS 9 on its interim financial statements and annual consolidated financial statements.
(iii)Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16
In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments will supersede the phase 1 amendments issued in 2019. The amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one.
(iv)Amendments to IFRS 3
In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3 Business Combinations. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The amendments apply to business combinations for which the acquisition date is on or after January 1, 2022.
(v)Amendments to IAS 16
In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period. The amendments are effective for annual periods beginning on or after January 1, 2022.
(vi)Amendments to IAS 37
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022.
(vii)Annual Improvements to IFRS Standards 2018-2020
In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. The amendments apply prospectively. The amendments are effective for annual periods beginning on or after January 1, 2022.

(aa)Impact of COVID-19
Since the outbreak of COVID-19, emergency measures taken in response to the spread of COVID-19 have resulted in significant disruption to business operations globally, resulting in an economic slowdown. Global equity and capital markets have also experienced significant volatility and weakness. The governments have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. These developments are constantly evolving and the duration and impact of the COVID-19 pandemic is highly uncertain and cannot be predicted at this time but could have a material impact on the future performance of the assets. In the face of the current environment of heightened uncertainty and market volatility, the management continues to closely monitor its impact on the Company's risk exposures from the portfolio holdings.

NOTE 3. FINANCIAL INSTRUMENTS
a)Summary of cash and cash equivalents, investments and derivative assets and liabilities
The summary of financial assets and financial liabilities is as follows:

	2021
AS AT JUN. 30 US$ MILLIONS	FVTPL	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$21	$3	$—	$24
Cash equivalents	825	2	—	827
Total cash and cash equivalents	846	5	—	851
Foreign exchange forwards	8	—	—	8
Total derivative assets	8	—	—	8

Bonds
Government	308	29	—	337
Corporate and other	873	40	21	934
Total debt securities	1,181	69	21	1,271
Total common shares	294	—	—	294
Total preferred shares	—	3	—	3
Total investments	1,475	72	21	1,568

Bond futures	(6)	—	—	(6)
Total derivative liabilities	(6)	—	—	(6)
Funds withheld liabilities	(12)	—	—	(12)
Total other liabilities	$—	$—	$(18)	$(18)

	2020
AS AT DEC. 31 US$ MILLIONS	FVTPL	AFS	Amortized Cost	Total
Cash and cash equivalents
Cash	$14	$2	$—	$16
Cash equivalents	16	3	—	19
Total cash and cash equivalents	30	5	—	35
Derivatives
Foreign exchange forwards	5	—	—	5
Bond futures	2	—	—	2
Total derivative assets	7	—	—	7

Bonds
Government	372	29	—	401
Corporate and other	732	36	21	789
Total debt securities	1,104	65	21	1,190
Total preferred shares	—	3	—	3
Total investments	1,104	68	21	1,193

Funds withheld liabilities	(12)	—	—	(12)
b)Fair value hierarchy
Investments measured at fair value are classified in accordance with a valuation hierarchy that reflects the significance of the inputs used in determining their fair value, as per IFRS 13 Fair Value Measurement. Under Level 1 of this hierarchy, fair value is derived from unadjusted quoted prices in active markets for identical investments. Under Level 2, fair value is derived from market inputs that are directly or indirectly observable other than unadjusted quoted prices for identical investments. Under Level 3, fair value is derived from inputs that are not based on observable market data.
The following sets out the financial assets and financial liabilities classified in accordance with the above-mentioned fair value hierarchy. Also included are financial assets and financial liabilities that are carried at amortized cost.

	2021
AS AT JUN. 30 US$ MILLIONS	Level 1	Level 2	Level 3	Amortized Cost	Total
Financial assets
Fair value through profit or loss:
Cash	$21	$—	$—	$—	$21
Cash equivalents	825	—	—	—	825
Bonds	—	1,141	—	—	1,141
Other fixed income securities	—	—	40	—	40
Common shares	294	—	—	—	294
Derivative assets	—	8	—	—	8
Available for sale:
Cash	3	—	—	—	3
Cash equivalents	2	—	—	—	2
Bonds	—	69	—	—	69
Preferred shares	3	—	—	—	3
Amortized cost:
Bonds	—	—	—	21	21
Mortgages	—	—	—	—	—
Total financial assets	1,148	1,218	40	21	2,427
Financial liabilities
Fair value through profit or loss:
Derivative liabilities	(6)	—	—	—	(6)
Funds withheld liabilities	—	(12)	—	—	(12)
Other liabilities	—	—	—	(18)	(18)
Total financial liabilities	$(6)	$(12)	$—	$(18)	$(36)

	2020
AS AT DEC. 31 US$ MILLIONS	Level 1	Level 2	Amortized Cost	Total
Financial assets
Fair value through profit or loss:
Cash	$14	$—	$—	$14
Cash equivalents	16	—	—	16
Bonds	—	1,103	—	1,103
Derivative assets	2	5	—	7
Available for sale:
Cash	2	—	—	2
Cash equivalents	3	—	—	3
Bonds	—	65	—	65
Preferred shares	3	—	—	3
Amortized cost:
Bonds	—	—	22	22
Total financial assets	40	1,173	22	1,235
Financial liabilities
Fair value through profit or loss:
Funds withheld liabilities	—	(12)	—	(12)
Total financial liabilities	$—	$(12)	$—	$(12)

Investments measured at amortized cost are individually evaluated for impairment in establishing the allowance for impairment. For the period ended June 30, 2021, the Company did not incur an impairment expense (June 30, 2020 – $Nil).
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

Type of Asset	Valuation Techniques and Key Inputs
Bonds
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Derivative assets/Derivative liabilities	Foreign currency forward contracts—discounted cash flow model—forward exchange rates (from observable forward exchange rates at the end of the reporting period); discounted at a credit adjusted rate.

Interest rate contracts—discounted cash flow model—forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate.

Funds withheld liabilities
Valuation model is based on quoted prices of similar traded securities in active markets. For example, interest rates and yield curves observed at commonly quoted intervals, implied volatility, credit spread and market-corroborated inputs.

Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the Company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.
The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

Type of Asset	Valuation Techniques and Key Inputs
Other fixed income securities	Valuation model is discounted cash flows. Key inputs are future cash flows and discount rate.
There were no transfers between Level 1, Level 2, or Level 3.

NOTE 4. INSURANCE RESERVES
The Company’s insurance reserves are as follows:

AS AT JUN.30, 2021 AND DEC.31, 2020 US$ MILLIONS	2021	2020
Gross	$1,339	$1,339
Reinsurance	(176)	(190)
Total insurance reserves	$1,163	$1,149
Reinsurance assets reflect immediate and deferred annuity payments ceded under the longevity reinsurance and quota share reinsurance arrangements.

The following table summarizes the movement between insurance reserves for the three months ended June 30, 2021 and 2020 by its major components:

FOR THE THREE MONTHS ENDED JUN. 30, 2021 US$ MILLIONS	Gross reserve	Reinsurance assets	Net
Beginning of period	$1,264	$178	$1,086
Changes during the period
New business	52	—	52
Normal changes	6	(4)	10
Management actions and changes in assumptions	1	(1)	2
	59	(5)	64
Impact of foreign exchange[1]	16	3	13
Balance at end of period	$1,339	$176	$1,163

FOR THE THREE MONTHS ENDED JUN. 30, 2020 US$ MILLIONS	Gross reserve	Reinsurance assets	Net
Beginning of period	$758	$169	$589
Changes during the period
New business	1	—	1
Normal changes	72	6	66
Management actions and changes in assumptions	—	—	—
	73	6	67
Impact of foreign exchange[1]	28	6	22
Balance at end of period	$859	$181	$678
1.Presentation currency translation reported as a separate component of other comprehensive income. See Note 2(w) Foreign currencies
For the three months ended June 30, 2021, the main contributor to the increase in net insurance reserves was the impact of new businesses in the period of $52 million (three months ended June 30, 2020 – $1 million), as well as the impact of normal changes of $10 million (three months ended June 30, 2020 – $66 million). In the three months ended June 30, 2021, management actions and changes in assumptions related to the reinvestment assumptions increased reserves by $2 million. There were no changes in management actions and assumptions made in the three months ended June 30, 2020. The Company’s risks arising from insurance reserves are principally interest rate and longevity.

The following table summarizes the movement between insurance reserves for the six months ended June 30, 2021 and 2020 by its major components:

FOR THE SIX MONTHS ENDED JUN. 30, 2021 US$ MILLIONS	Gross reserve	Reinsurance assets	Net
Beginning of period	$1,339	$190	$1,149
Changes during the period
New business	55	—	55
Normal changes	(94)	(18)	(76)
Management actions and changes in assumptions	5	(1)	6
	(34)	(19)	(15)
Impact of foreign exchange[1]	34	5	29
Balance at end of period	$1,339	$176	$1,163

FOR THE SIX MONTHS ENDED JUN. 30, 2020 US$ MILLIONS	Gross reserve	Reinsurance assets	Net
Beginning of period	$856	$197	$659
Changes during the period
New business	30	—	30
Normal changes	13	(7)	20
Management actions and changes in assumptions	(1)	—	(1)
	42	(7)	49
Impact of foreign exchange[1]	(40)	(8)	(32)
Balance at end of period	$858	$182	$676
1.Presentation currency translation reported as a separate component of other comprehensive income. See Note 2(w) Foreign currencies
Under fair value accounting, movement in the fair value of the supporting assets is a major factor in the movement of insurance reserves. Changes in the fair value of assets are largely offset by corresponding changes in the fair value of liabilities. The change in the value of the insurance reserves associated with the change in the value of the supporting assets is included in the normal changes above.
For the six months ended June 30, 2021, the main contributor to the decrease in net insurance reserves was the impact of normal changes of $76 million (June 30, 2020 – $20 million), which related to the rise in interest rates in the period, partially offset by $55 million of new business (June 30, 2020 – $30 million). In the current period, management actions and changes in assumptions related to the reinvestment assumption increased the reserves by $6 million. In the prior period, management actions and changes in assumptions related to revised investment expense assumptions lowered the reserves by $1 million. The Company’s risks arising from insurance reserves are principally interest rate and longevity.

NOTE 5. SHARE CAPITAL
The Company is authorized to issue:
i.1,000,000,000 Exchangeable Class A Limited Voting Shares with a par value of $40 per share;
ii.500,000 Class B Limited Voting Shares with a par value of $40 per share;
iii.1,000,000,000 Class C Non-Voting Shares with a par value of $1 per share;
iv.100,000,000 Class A Senior Preferred Shares (issuable in series) with a par value of $25 per share;
v.100,000,000 Class B Senior Preferred Shares (issuable in series) with a par value of CAD$25 per share;
vi.1,000,000,000 Class A Junior Preferred Shares (issuable in series) with a par value of $25 per share;
vii.1,000,000,000 Class B Junior Preferred Shares (issuable in series) with a par value of CAD$25 per share.

The share capital of the Company as at June 30, 2021 and December 31, 2020 comprises the following:

	June 30, 2021		December 31, 2020
	Number of shares	Value	Number of shares	Value
Issued
Class A exchangeable shares	10,877,989	$538	—	$—
Class B shares	24,000	1	—	—
Class C shares	16,934,688	712	—	—
Share capital		$1,251		$—
NOTE 6. CAPITAL MANAGEMENT
Capital management is the on-going process of determining and maintaining the quantity and quality of capital appropriate to take advantage of the Company’s growth opportunities, to support the risks associated with the business and to optimize shareholder returns while fully complying with the regulatory capital requirements.
The Company takes an integrated approach to risk management that involves the Company’s risk appetite and capital requirements. The enterprise risk management framework includes a capital management policy that describes the key processes related to capital management. The capital management policy is reviewed at least annually and approved by the Board of Directors. The operating capital levels are determined by the Company’s risk appetite and Own Risk and Solvency Assessment (“ORSA”). Furthermore, stress techniques that include the Financial Conditions Testing (“FCT”) are used to evaluate the Company’s capital adequacy under sustained adverse scenarios.
BAC is subject to Life Insurance Capital Adequacy Test (“LICAT”) as determined by OSFI. The LICAT ratio compares the regulatory capital resources of a company to its Base Solvency Buffer or required capital. The total capital resources are provided by the sum of Available Capital, Surplus Allowance and Eligible Deposits.
North End Re (Cayman) SPC (“NER SPC”), an indirect wholly owned subsidiary of the Company, is required to follow Risk Based Capital (“RBC”) requirements based on guidelines of the National Association of Insurance Commissioners (“NAIC”). RBC is a method of measuring the level of capital appropriate for an insurance company to support its overall business operations, in light of its size and risk profile. It provides a means of assessing capital adequacy, where the degree of risk taken by the insurer is the primary determinant.
North End Re Ltd. (“NER Ltd.”), an indirect wholly owned subsidiary of the Company, is required to maintain minimum statutory capital and surplus equal to the greater of a minimum solvency margin and the enhanced capital requirement as determined by the Bermuda Monetary Authority. The enhanced capital requirement is calculated based on the Bermuda Solvency Capital Requirement model, a risk-based model that takes into account the risk characteristics of different aspects of the company's business.

The Company has determined that it is in compliance with all the capital requirements as at June 30, 2021 and December 31, 2020.

NOTE 7. FINANCIAL COMMITMENT
As at June 30, 2021, BAC had loan commitment agreements with a third party to the maximum of $14.0 million exclusive of taxes and other operating expenses (2020 - $10.0 million), As at June 30, 2021, $10.0 million was loaned (2020 - $6.0 million). The amount was recognized as an unrated bond.

NOTE 8. RELATED PARTY TRANSACTIONS
In the normal course of operations, the Company entered into the transactions below with related parties on market terms.
a)Spin-off related transactions
On June 18, 2021, Burgundy Acquisitions I Ltd. (“Burgundy”), wholly-owned entity of Brookfield, sold its 9,106,042 common shares of AEL to NER SPC for fair market value of $291 million. Consideration issued to Burgundy is a $291 million non-interest bearing demand note.
On June 18, 2021, BAH sold its ordinary shares of NER SPC to BAM Re Holdings for fair market value consideration of $5 million. The transaction represents a common control transaction and is recorded at NER SPC’s historical carrying value, net of amounts due to related parties, of $5 million.
On June 18, 2021, BAM Re loaned $25 million to Brookfield International Holdings Inc. (“BIHI”) in exchange for the issuance by BIHI of a demand note in the amount of $25 million.
On June 24, 2021, Brookfield transferred $151 million to the Company in exchange for 3,582,510 BAM Re Class C Non-Voting Shares in the amount of $151 million.
On June 24, 2021, the Company acquired all of the issued and outstanding shares of BAH from its sole shareholder, Brookfield, for total consideration of $111 million. The transaction represents a common control transaction and is recorded at BAH’s historical carrying value, net of amounts due to related parties, of $110 million.
On June 24, 2021, Brookfield sold its limited partnership and general partnership interest in Brookfield Reinsurance Investments L.P. (“BRILP”) to BAM RE Holdings for cash consideration of $40 million. The transaction represents a common control transaction and is recorded at BRILP’s historical carrying value, net of amounts due to related parties, of $43 million.
b)BAM Re agreements
As described in Note 1(b)(iv), Brookfield provided to the Company an equity commitment in the amount of $2 billion to fund future growth, which the Company may draw on from time to time. As of June 30, 2021, there was no amount drawn under the equity commitment.
As described in Note 1(b)(v), as of June 30, 2021, there were no amounts drawn on the credit facilities under the Brookfield Credit Agreement.
As described in Note 1(b)(vi), the Company entered into the Support Agreement on June 28, 2021. The base fee for the period of June 28, 2021 through June 30, 2021 was $Nil.

As described in Note 1(b)(vii), the Company entered into the Rights Agreement on June 28, 2021. The base fee for the period of June 28, 2021 through June 30, 2021 was $Nil.
As described in Note 1(b)(viii), the Company entered into the Administration Agreement on June 28, 2021. The base fee for the period of June 28, 2021 through June 30, 2021 was $Nil.
As described in Note 1(b)(ix), the Company entered into an Investment Management Agreement with Brookfield on June 28, 2021. The base investment management fee for the period of June 28, 2021 through June 30, 2021 was $Nil.
As described in Note 1(b)(x), the Company entered into the Brookfield Licensing Agreement on June 28, 2021. The base fee for the period of June 28, 2021 through June 30, 2021 was $Nil.
c)Other related party transactions
On March 10, 2020, BAH entered into a lease arrangement with Brookfield Properties (Canada) Inc.(“BPO”), a related party of Brookfield. The lease arrangement was conducted in the normal course of operations and on market terms. The amount paid to BPO for the leased office facilities and building maintenance for the six months ended June 30, 2021 totaled $0.19 million (June 30, 2020 - $0.054 million).

BAH entered into outsourcing arrangements with Brookfield related to information technology, investment fund management, building maintenance, and internal audit services. The amount paid to Brookfield for these services for the six months ended June 30, 2021 totaled $0.20 million (June 30, 2020 – $0.15 million).

BAH has derivative arrangements related to foreign exchange forwards and interest rate swaps with third party financial institutions through Brookfield. Amounts outstanding related to unsettled derivative arrangements at June 30, 2021 totaled $8.0 million (June 30, 2020 – $0.6 million). The amounts were repaid in full on settlement.
The Company had $806 million of cash on deposit with wholly-owned subsidiaries of Brookfield as at June 30, 2021.

NOTE 9. SUBSEQUENT EVENTS
On August 9, 2021, the Company has entered into a definitive merger agreement to acquire American National Group, Inc. (“American National”) in an all-cash transaction valued at approximately $5.1 billion. American National is a US insurance company that underwrites, issues and administers policies predominantly for annuities, life and health insurance. Brookfield has committed to fund the equity required for the transaction. The merger is expected to close in the first half of 2022, subject to certain regulatory closing conditions.

Subsequent to quarter end, BAC closed an additional eight PRT deals, representing approximately $275 million of gross premiums received.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis (“MD&A”) covers the financial position as at June 30, 2021 and December 31, 2020 and the results of operations for the three and six months ended June 30, 2021 and June 30, 2020, which are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The information in this MD&A should be read in conjunction with the Unaudited Interim Condensed Combined Consolidated Financial Statements (“interim financial statements”) as of June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and June 30, 2020.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Forward-Looking Information”.
Continuity of Interest
Brookfield Asset Management Reinsurance Partners Ltd. (“BAM Re” or the “Company” or “we”) was established on December 10, 2020 by Brookfield Asset Management Inc. ("Brookfield"), and on June 28, 2021 Brookfield completed the Spin-off of the Business to the Company and the special dividend to holders of Brookfield's Class A and B Shares. Brookfield controlled the Business prior to the Spin-off and has significant influence over the Company subsequent to the Spin-off through its interests in the Company. The Business was transferred before Spin-off and therefore the transactions are common control transactions recorded at historical carrying values. In accordance with the Company and Brookfield's accounting policy, the Company has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the Spin-off. To reflect this continuity of interest, these interim financial statements provide comparative information of the Business for the periods prior to the Spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the Spin-off have been reflected prospectively from the date of the Spin-off and have not been reflected in the results of operations or financial position of the Company prior to June 28, 2021, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 28, 2021 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the Spin-off, the results are based on the actual results of the Company, including the adjustments associated with the Spin-off and the execution of several agreements. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 28, 2021 and allocated to the shareholders of class A exchangeable shares, class B shares and class C shares on and after June 28, 2021.
Basis of Presentation
The interim financial statements have been prepared in accordance with IAS 34.
The Company holds a direct 100% ownership interest in BAM Re Holdings Ltd. (“BAM Re Holding”), which holds the Company’s interest in its operating subsidiaries. Through its operating subsidiaries, the Company acts as a direct issuer of pension risk transfer (“PRT”) products for pension plan sponsors and will provide annuity-based reinsurance products to insurance and reinsurance companies. The principal operating entities of the Company generally maintain their own independent management and infrastructure.

Overview of Our Business
The Company was established by Brookfield to own and operate a leading reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders. Through our operating subsidiaries, we act as a direct issuer of PRT products for pension plan sponsors and will provide annuity-based reinsurance products to insurance and reinsurance companies. In doing so, we seek to match long-duration liabilities with a portfolio of high-quality investments in order to generate attractive, risk-adjusted returns within our business. We intend to leverage our relationship with Brookfield in order to opportunistically source new business and deploy our capital in assets that are tailored to our investment needs. Our relationship with Brookfield provides us with access to a diverse mix of leading alternative investment strategies that we believe are well suited for this purpose.
We currently have a single operating segment related to our PRT business. Going forward, we plan to focus primarily on growing our annuities-based reinsurance business, which we refer to as our annuities business. Over time, we may look for opportunities to expand our reinsurance business to cover other longer-duration products such as life insurance and structured settlements.
Annuities
Within our annuities business, we are focused primarily on the reinsurance of annuity-based products, and will primarily seek to reinsure annuity-based products for direct insurers and other reinsurers operating in North America and Western Europe.
Annuities are insurance contracts that provide a defined income stream, typically for retirement planning. Policyholders deposit money with an insurance company in return for a fixed stream of cash flows either immediately or in the future. Reinsurance is an arrangement whereby an insurance company, the reinsurer, agrees to indemnify another insurance company, referred to as the ceding company or cedant, for all or a portion of the insurance risks that are underwritten by the ceding company. Reinsurance serves multiple purposes, including to (1) transfer insurance risk off of a ceding company’s balance sheet, enabling it to more efficiently manage balance sheet capacity to increase the volume of business it can underwrite (2) stabilize a ceding company’s operating results, (3) assist the cedant in achieving applicable regulatory requirements, and (4) optimize the overall financial strength and capital structure of the cedant.
Reinsurance may be structured as a block transaction, pursuant to which a reinsurer contractually assumes assets and liabilities associated with an in-force book of business, or as a flow arrangement, pursuant to which a reinsurer contractually agrees to assume assets and liabilities for future business.
We primarily seek to reinsure three types of annuity products: fixed annuities, fixed index annuities and payout annuities.
Fixed Annuities
A fixed annuity (“FA”) is a type of insurance contract that provides a fixed rate of investment return (often referred to as a crediting rate) for a specified period of time. Fixed rate reset annuities have a crediting rate that is typically guaranteed for a period of one year, after which insurers are able to change the crediting rate at their discretion, generally to any rate at or above a previously guaranteed minimum rate.
Insurers earn income on FA contracts by generating a net investment spread, which is based on the difference between income earned on the investments supporting the liabilities and the crediting rate owed to customers.

Fixed Index Annuities
A fixed index annuity (“FIA”) is an insurance contract in which the policyholder makes one or more premium deposits that earn interest at a crediting rate based on a specified market index. Policyholders are entitled to recurring or lump sum payments for a specified period of time. FIAs provide policyholders with the ability to earn interest without significant downside risk to their principal balance. A market index tracks the performance of a specific group of stocks or other assets representing a particular segment of the market, or in some cases, an entire market. A policyholder’s crediting rate in relation to a market index is based on the change in the relevant market index, subject to a pre-defined cap (a maximum rate that may be credited), spread (a credited rate determined by reducing a specific rate from the index return) and/or a participation rate (a credited rate equal to a percentage of the index return).
Insurers earn income on FIA contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
Payout Annuities
A payout annuity is an income-generating insurance product. In exchange for a lump sum premium, the policyholder receives a series of guaranteed income payments for one lifetime, two lifetimes or a specified period of time.
Insurers earn income on payout annuity contracts based on a net investment spread, which is the difference between income generated on investments supporting the liabilities and the interest that is credited to policyholders.
We intend to operate our annuities business through licensed operating companies, North End Re (Cayman) SPC ("NER SPC") and North End Re Ltd (“NER Ltd”). As of the date of this MD&A, we have not entered into any reinsurance contracts.
Pension Risk Transfer
Pension risk transfer (“PRT”) is the transfer by a corporate sponsor of the risks (or some of the risks) associated with the sponsorship and administration of a pension plan, in particular, investment risk and longevity risk, which is the risk of an increase in life expectancy of plan beneficiaries. These risks can be transferred either to an insurer like us through a group annuity transaction, or to an individual through a lump sum settlement payment. PRT using insurance typically involves a single premium group annuity contract that is issued by an insurer, permitting the corporate pension plan sponsor to discharge certain pension plan liabilities from its balance sheet.
A PRT insurance transaction may be structured as either a buy-out annuity or a buy-in annuity. Under a buy-out annuity, a direct insurer enters into a group annuity contract with the plan sponsor and assumes the liability to fund, administer and pay benefits covered under the contract directly to the individual pension plan members covered under the contract. Under a buy-in annuity, the insurer enters into a group annuity contract with the plan sponsor and is liable to fund and pay the benefits covered under the contract to the pension plan fund, with the plan sponsor retaining the liability to administer and pay pension benefits to plan members. In both cases, the insurer assumes the investment and longevity risk.
Insurers earn income on buy-out and buy-in group annuities by generating a net investment spread, which is based on the difference between income earned on the investments supporting the annuity contract and the cost of the pension liabilities assumed.
Today, our PRT business is operated primarily through Brookfield Annuity Company (“BAC”), a Canadian domiciled, licensed and regulated direct life insurance company that provides PRT solutions to organizations across Canada. BAC is led by a team of experts with an average of over 25 years of experience in group annuities, pensions, insurance and investments.

BAC was incorporated in August 2016 as a wholly-owned indirect subsidiary of Brookfield and wrote its first group annuity policy in the first quarter of 2017. As of June 30, 2021, BAC had $1.3 billion (C$1.6 billion) of policyholder reserves.
Life Insurance
Although today our business is focused primarily on annuity-based products, in the future we may look to expand our reinsurance business to cover other longer-duration products, including life insurance. Life insurance is a contract between an insurer and the insured person in which the insurer guarantees payment of a death benefit to named beneficiaries in exchange for premiums paid by the insured person. Insurers generate income based upon the income earned on assets invested in connection with the policy, relative to the cost of administration and the death benefit paid.
The following financial data is derived from our interim financial statements that are prepared in accordance with IAS 34. Non-IFRS measures used in this MD&A are reconciled to or calculated from such values. All dollar references, unless otherwise stated, are in U.S. Dollars.
Key Financial Data
The following present key financial data of the Company:

	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS	2021	2020	2021	2020
Gross premiums	$50	$1	$52	$30
Net premiums	50	1	52	30
Net income (loss) for the period	2	(1)	5	(1)
FFO[1]	3	(1)	6	(1)
AUM[2]	$2,595	$914	$2,595	$914
Excess Capital[1]	1,140	—	1,140	—
Net Reserve Capital[1]	112	62	112	62

1. FFO, excess capital, and net reserve capital are Non-IFRS measures. See “Reconciliation of Non-IFRS Measures”.
2. For a description of AUM, see “Performance Measures Used by Management”.

Operating Results and Financial Review
RESULTS OF OPERATIONS
Comparison of the Three Months Ended June 30, 2021 and 2020
The following table summarizes the financial results of our business for the three months ended June 30, 2021 and 2020.

(UNAUDITED) FOR THE THREE MONTHS ENDED JUN. 30 US$ MILLIONS	2021	2020
Premiums
Gross	$50	$1
Ceded	—	—
Net premiums	50	1
Net investment income	39	76
Total revenues	89	77
Benefits paid on insurance contracts
Gross	21	16
Ceded	(6)	(6)
Change in insurance reserves
Gross	59	73
Ceded	5	(6)
Operating expenses	7	1
Total benefits and expenses	86	78
Net income (loss) before income taxes	3	(1)
Income tax expense	(1)	—
Net income (loss) for the period	$2	$(1)

Three months ended June 30, 2021 and 2020
For the three months ended June 30, 2021, we reported net income of $2 million, compared to a net loss of $1 million for the prior year period.
Gross premiums increased by $49 million in 2021 relative to the same period in 2020. This increase was due to a higher number of PRT deals closed during the period. During the three months ended June 30, 2021, the Company closed seven PRT deals (June 30, 2020 - one).
Net investment income decreased by $37 million for the three months ended June 30, 2021, relative to the same period in 2020. Net investment income comprises interest and dividends received, as well as realized and unrealized gains and losses on financial instruments. Interest and dividends received increased by $4 million from the prior year period, reflecting the growth in the investment portfolio. Realized and unrealized gains and losses on financial instruments in the current period decreased from the prior year period which benefited from the recovery of the market impact on investments following the volatility experienced in late March 2020 as a result of the economic shutdown.
Gross benefits paid to policyholders increased by $5 million in 2021 due to the increase in new PRT business since the prior year period. Ceded benefits represent amounts received from reinsurers. Ceded benefits for three months ended June 30, 2021 were in line with the same period in 2020.

The gross change in insurance reserves for the three months ended June 30, 2021 decreased by $14 million compared to the same period in 2020, as the increase as a result of new PRT deals won in the current period was more than offset by the impact of the the market recovery in the prior period, as noted above.
Operating expenses increased by $6 million for the three months ended June 30, 2021 compared to the same period in 2020 as a result of additional personnel and professional services expenses related to growth of the business.
Comparison of the Six Months Ended June 30, 2021 and 2020
The following table summarizes the financial results of our business for the six months ended June 30, 2021 and 2020.

(UNAUDITED) FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2021	2020
Premiums
Gross	$52	$30
Ceded	—	—
Net premiums	52	30
Net investment (loss) income	(24)	37
Total revenues	28	67
Benefits paid on insurance contracts
Gross	38	29
Ceded	(12)	(12)
Change in insurance reserves
Gross	(34)	42
Ceded	19	7
Operating expenses	10	2
Total benefits and expenses	21	68
Net income (loss) before income taxes	7	(1)
Income tax expense	(2)	—
Net income (loss) for the period	$5	$(1)
Six months ended June 30, 2021 and 2020
For the six months ended June 30, 2021, we reported net income of $5 million. This compares to a net loss of $1 million for the prior year period.
Gross premiums increased by $22 million in 2021 relative to the same period in 2020. This increase was due to a higher number of PRT deals closed during the period. During the six months ended June 30, 2021, the Company closed eight PRT deals (June 30, 2020 - two).
Net investment income (loss) decreased by $61 million for the six months ended June 30, 2021, relative to the same period in 2020. Net investment income comprises of interest and dividends received, as well as realized and unrealized gains and losses on financial instruments. Interest and dividends received increased by $7 million from the prior year period, reflecting the growth in the investment portfolio. Realized and unrealized gains and losses on financial instruments were impacted by increased interest rates during the current period, resulting in unrealized losses on investments and derivatives of $63 million for the six months ended June 30, 2021, compared with unrealized gains of $21 million in the same period in 2020. The losses on investments and derivatives are offset by the reduction in insurance reserves, as discussed below.

Gross benefits paid to policyholders increased by $9 million in 2021 due to the increase in new PRT business since the prior year period. Ceded benefits represent amounts received from reinsurers. Ceded benefits for six months ended June 30, 2021 were in line with the same period in 2020.
The gross change in insurance reserves for the six months ended June 30, 2021 decreased by $76 million compared to the same period in 2020. The change in gross insurance reserves was primarily due to the impact of market movements, primarily increased interest rates and the associated impact of new PRT deals closed since the prior year period.
Operating expenses increased by $8 million for the six months ended June 30, 2021 compared to the same period in 2020 as a result of additional personnel and professional services expenses related to growth of the business.

CONSOLIDATED FINANCIAL POSITION
Comparison as at June 30, 2021 and December 31, 2020
The following table summarizes the financial position as at June 30, 2021 and December 31, 2020:

(UNAUDITED) AS AT JUN. 30, 2021 AND DEC. 31, 2020 US$ MILLIONS	2021	2020
Assets
Cash and cash equivalents	$851	$35
Investments	1,568	1,193
Reinsurance assets	176	190
Deferred tax asset	17	—
Other assets	28	22
Total assets	2,640	1,440
Liabilities
Insurance reserves	1,339	1,339
Other liabilities	49	18
Total liabilities	1,388	1,357
Total equity	1,252	83
Total liabilities and equity	$2,640	$1,440
June 30, 2021 vs. December 31, 2020
Cash increased by $816 million during the quarter as a result of the Spin-off of the Company on June 28, 2021. We expect cash on hand as at June 30, 2021 to be deployed into our investment pipeline of signed but not yet closed transactions over the remainder of 2021.
Investments increased by $375 million over the six months, primarily as a result of the transfer of Brookfield's holdings of a 9.5% interest in common shares of American Equity Investment Life Insurance Company (“AEL”), which were transferred as part of the Spin-off of the Company and valued at $294 million as at June 30, 2021. The remaining increase was a result of new PRT deals won during the period. Insurance reserves remained flat during the period as the increase in insurance reserves from new PRT deals won was offset by the market impact of rising interest rates during the period, as noted above.

PENSION RISK TRANSFER BUSINESS
Our operations are currently organized into one business segment, PRT.
PRT includes the management of assets to fund future PRT obligations of our annuitants. We measure operating performance primarily using FFO. FFO measures our ability to acquire net pension assets at a positive margin, and invest these assets at a return that is greater than the accretion of the annuitants’ liabilities.
Our PRT business also includes the management of our corporate overhead and liquidity to fund our on-going operations. Corporate costs generally consist of our corporate interest expense and on-going overhead costs to support the business.
Comparison of the three months ended June 30, 2021 and 2020
The following table presents gross premiums and FFO of our operating performance, disaggregated between our PRT operations and the corporate, general and administrative costs incurred to run the operations for the three months ended June 30, 2021 and 2020:

FOR THE THREE MONTHS ENDED JUN. 30 US$ MILLIONS	Gross Premiums		FFO[1]
	2021	2020	2021	2020
Gross premiums / PRT earnings	$50	$1	$10	$—
Interest expense	—	—	—	—
Income taxes	—	—	(1)	—
Other corporate overhead	—	—	(6)	(1)
Total pension risk transfer	$50	$1	$3	$(1)
1. FFO is a Non-IFRS measure. See “Performance Measures Used by Management” and “Reconciliation of Non-IFRS Measures”.
Gross premiums and earnings in our PRT business were $50 million and $10 million for the three months ended June 30, 2021, compared to $1 million and $Nil for the same period in 2020. The increase in gross premiums was a result of a higher number of PRT deals won in the 2021 period. The increase in FFO and was primarily as a result of a decrease in the value of insurance reserves in the 2021 period, due to rising interest rates as noted above, which more than offset the decrease in the investment portfolio.
Corporate overhead increased to $6 million for the three months ended June 30, 2021 from $1 million in the 2020 period, as a result of additional personnel and professional services expenses related to growth of the business over the last twelve months.
AUM, representing the gross value of our managed insurance and investments assets, increased by $1.2 billion in the current year period to $2.6 billion as at June 30, 2021, as a result of the Spin-off of the Company and new PRT deals won.

Comparison of the six months ended June 30, 2021 and 2020
The following table presents gross premiums and FFO of our operating performance, disaggregated between our PRT operations and the corporate, general and administrative costs incurred to run the operations for the six months ended June 30, 2021 and 2020:

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	Gross Premiums		FFO[1]
	2021	2020	2021	2020
Gross premiums / PRT earnings	$52	$30	$17	$1
Interest expense	—	—	—	—
Income taxes	—	—	(2)	—
Other corporate overhead	—	—	(9)	(2)
Total pension risk transfer	$52	$30	$6	$(1)
1. FFO is a Non-IFRS measure. See “Performance Measures Used by Management” and “Reconciliation of Non-IFRS Measures”.
Gross premiums and earnings in our PRT business were $52 million and $17 million for the six months ended June 30, 2021, compared to $30 million and $1 million for the same period in 2020. The increase in gross premiums was a result of a higher number of PRT deals won in the 2021 period. The increase in FFO was primarily as a result of a decrease in the value of insurance reserves in the 2021 period, due to rising interest rates as noted above, which more than offset the decrease in the investment portfolio.
Corporate overhead increased to $9 million for the six months ended June 30, 2021 from $2 million in the 2020 period, as a result of additional personnel and professional services expenses related to growth of the business over the last twelve months.
AUM, representing the gross value of our managed insurance assets, increased by $1.2 billion in the current year period to $2.6 billion as at June 30, 2021, as a result of the Spin-off of the Company and new PRT deals won.
Liquidity and Capital Resources
CAPITAL RESOURCES
We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances within our operating subsidiaries and maintain their payments to policyholders, as well as maintain distributions to our shareholders. Our principal sources of liquidity are cash flows from our operations, and access to the Company’s third-party credit facility, our credit facility and equity commitment with Brookfield. We proactively manage our liquidity position to meet liquidity needs while looking to minimize adverse impacts on investment returns. We look to structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if needed. Our liquidity for the period-ends noted below consisted of the following:

AS AT JUN. 30, 2021 AND DEC. 31, 2020 US$ MILLIONS	2021	2020
Cash	$851	$35
Credit facilities	220	42
Total liquidity	$1,071	$77

As of the date of this MD&A, our liquidity is sufficient to meet our present requirements for the foreseeable future. As part of the Spin-off, Brookfield provided to the Company an equity commitment in the amount of $2 billion to fund future growth, which the Company may draw on from time to time. The equity commitment may be called by the Company in exchange for the issuance of a number of class C shares or junior preferred shares. In addition, we entered into a credit agreement with Brookfield as lender, providing for a five-year revolving $200 million credit facility.
Liquidity within our operating subsidiaries may be restricted from time to time due to regulatory constraints. As such, the Company has credit facilities with arm’s length banks. We use the liquidity provided by the capital commitment and credit facilities for working capital purposes, and we may use the proceeds from the capital commitment to fund growth capital investments and acquisitions. The determination of which of these sources of funding the Company will access in any particular situation will be a matter of optimizing needs and opportunities at that time.
Comparison of the six months ended June 30, 2021 and 2020
The following table presents a summary of our cash flows and ending cash balances for the six month periods ended June 30, 2021 and 2020:

FOR THE SIX MONTHS ENDED JUN. 30 US$ MILLIONS	2021	2020
Operating activities	$30	$24
Investing activities	(388)	(7)
Financing activities	1,173	—
Cash and cash equivalents
Cash and cash equivalents, beginning of period	35	13
Net change during the period	815	17
Foreign exchange on cash balances held in foreign currencies	1	—
Cash and cash equivalents, end of period	$851	$30

Operating Activities
For the six months ended June 30, 2021, we generated $30 million of cash from operating activities, which was approximately in line with generated cash of $24 million during the same period in 2020.
Investing Activities
For the six months ended June 30, 2021, we deployed $388 million of cash from investing activities compared to $7 million during 2020. The greater amount of cash used in the 2021 period was primarily due to the acquisition of a 9.5% interest in AEL common shares, portfolio rebalancing activities and the higher number of PRT transactions during the period.
Financing Activities
For the six months ended June 30, 2021, we generated $1.2 billion of cash from financing activities compared to $0.2 million used in the same period in 2020. The cash generated in the current period primarily relates to cash received from the issuance of the class A exchangeable shares, class B shares and class C shares of the Company at the time of the Spin-off.

Financial Instruments
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies by the Company. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations;
•We utilize local currency debt financing to the extent possible; and
•We may utilize derivative contracts to the extent that natural hedges are insufficient.
As at June 30, 2021, our common equity was $1.3 billion and included approximately $111 million invested in Canadian dollars. All cumulative translation adjustments recorded for the six months ended June 30, 2021 and 2020 were related to foreign exchange movements on the Canadian dollar relative to the U.S. dollar.
As at June 30, 2021, we had a notional $302.3 million (December 31, 2020 - $235.1 million) of foreign exchange forward contracts in place to hedge against foreign currency risk.
For additional information, see Note 3, “Financial Instruments”.
Future Capital Obligations and Requirements
A subsidiary of the Company has a loan commitment agreement with a third party to the maximum of $14.0 million exclusive of taxes and other operating expenses (December 31, 2020 - $10.0 million). As at June 30, 2021, $10.0 million was loaned (December 31, 2020 - $6.0 million). The amount was recognized as an unrated bond. For additional information, see Note 7, “Financial Commitment”.
Tabular Disclosure of Contractual Obligations
The table below outline the contractual obligations of the Company as at June 30, 2021:

AS AT JUN. 30, 2021 US$ MILLIONS	Payments due by period
	Total	Less than 1 year	1- 3 years	4 - 5 years	More than 5 years
Insurance reserves	$1,339	$54	$107	$105	$1,073
Due to related party	1	1	—	—	—
Reinsurance payable	1	1	—	—	—
Derivative liabilities	6	6	—	—	—
Accounts payable and accrued liabilities	11	10	1	—	—
Funds withheld liabilities	12	12	—	—	—
Other liabilities	18	18	—	—	—
Total	$1,388	$102	$108	$105	$1,073
Brookfield Operating Results
An investment in the class A exchangeable shares of Brookfield Reinsurance is intended to be, as nearly as practicable, functionally and economically, equivalent to an investment in the Class A Shares of Brookfield. A summary of Brookfield’s 2021 second quarter operating results is provided below:

(UNAUDITED) FOR THE PERIODS ENDED JUN. 30 US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Three Months Ended		Last Twelve Months Ended
	2021	2020	2021	2020
Net income	$2,429	$(1,493)	$8,562	$1,744
Net income attributable to common shareholders	$816	$(656)	$2,866	$844
Net income per Brookfield share	0.49	(0.43)	1.76	0.47
Funds from operations	$1,600	$1,161	$7,556	$4,075
Per Brookfield share	1.01	0.73	4.80	2.59
Distributable earnings	$1,232	$1,081	$6,254	$3,009
Given the economic equivalence, we expect that the market price of the Brookfield Reinsurance Class A and Class B shares will be significantly impacted by the market price of Brookfield’s Class A Shares and the business performance of Brookfield as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review Brookfield’s letter to shareholders, supplemental information and its other continuous disclosure filings. Investors, analysts and other interested parties can access Brookfield’s disclosure on Brookfield’s website under the Reports & Filings section at www.bam.brookfield.com.
Industry Trends and Factors Affecting Our Performance
Financial Instruments
The Canadian pension risk transfer market in which our PRT business currently operates has expanded over the last several years, with a growth rate of ~19% per annum since 2015. With over C$1.3 trillion of defined benefit plan assets and approximately C$540 billion of private sector pension plans, we believe there are significant opportunities for us to grow our Canadian PRT business organically.
Life Insurance and Annuities
The annuities and life insurance industry in our target markets of North America and Western Europe consists of over $13 trillion of assets and is growing by approximately 4% annually. As described above, we will participate in this industry primarily by providing annuity-based reinsurance products and PRT solutions and over time may look for opportunities to expand our reinsurance business into life insurance, structured settlements, and other long-duration products in order to take advantage of the growing industry.
•Low interest rates are differentiating those with access to higher-yielding investments. Insurers invest primarily in fixed income products and declining yields have put pressure on profitability, creating opportunities for those with higher-yielding alternative investment management capabilities to outperform. Through our relationship with Brookfield, we have access to a diverse portfolio of suitable higher-yielding alternative investment products.
•Many insurers are looking for ways to shift toward less asset-intensive insurance products. Given the capital-intensive nature of life and annuity liabilities, many insurance companies with diversified exposure are looking to reduce their exposure to life and annuity products, including through reinsurance, in order to free up capital that they can deploy in support of less asset-intensive products and business lines.
•Recent market conditions are exposing under-capitalized companies. Some writers of annuity products are facing higher hedging costs amidst volatile markets, and changes in regulatory standards are increasing the transparency of liability valuations in the current low-rate environment. This has necessitated a need to raise or otherwise free up capital, and the reinsurance market offers writers of annuity products an opportunity to do so. We have access to capital and are able to provide capital support to these companies.

•Public market valuations have compressed while capital needs have grown. Insurers are trading at cyclical lows on a book value basis, and given the prevailing market environment, are looking to partner with organizations like ours that can provide solutions to address capital needs.
Market Risk
Our Unaudited Interim Condensed Combined Consolidated Statements of Financial Position include substantial amounts of assets and liabilities whose fair values are subject to market risks. Our significant market risks are primarily associated with interest rates, foreign currency exchange rates and credit risk. The fair values of our investment portfolios remain subject to considerable volatility. The following sections address the significant market risks associated with our business activities.
Foreign Exchange Rate Risk
The Company’s obligations under its insurance contracts are denominated in Canadian dollars but a portion of the assets supporting these liabilities are denominated in non-Canadian dollars. We manage foreign exchange risk using foreign exchange forwards. Our investment policy sets out the foreign currency exposure limits and types of derivatives permitted for hedging purposes.
Our net assets are subject to financial statement translation into U.S. Dollars. All of our financial statement translation-related impact from changes in foreign currency rates is recorded in other comprehensive income.
Interest Rate Risk
Interest rates currently remain at low levels in many jurisdictions in which we operate. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
The Company manages interest rate risk through their asset liability management, which we refer to as ALM, framework whereby the effective and key rate durations of the investment portfolio are closely matched to that of the insurance reserves. Within the context of the ALM framework, we use derivatives including interest rate swaps and futures to reduce market risk. For the annuity business, where the timing and amount of the benefit payment obligations can be readily determined, the matching of asset and liability cash flows is effectively controlled through this comprehensive duration management process.
Credit Risk
Credit risk is the risk of loss from amounts owed by counterparties and arises any time funds are extended, committed, owed or invested through actual or implied contractual arrangements including reinsurance. The Company is primarily exposed to credit risk through its investments in debt securities.
We manage exposure to credit risk by establishing concentration limits by counterparty, credit rating and asset class. To further minimize credit risk, the financial condition of the counterparties is monitored on a regular basis. These requirements are outlined in our investment policy
Insurance Risk
The Company makes assumptions and estimates when assessing reinsurance and insurance risks, and significant deviations, particularly with regards to longevity, could adversely affect our business, financial condition, results of operations, liquidity and cash flows. Any transaction’s terms are likely to be determined by qualitative and quantitative factors, including our estimates. If we reinsure a block of business, there can be no assurance that the transaction will achieve the results expected at the time of the block’s acquisition. These transactions expose us to the risk that actual results materially differ from those estimates.

We manage insurance risk through choosing whether to purchase reinsurance for certain amounts of risk underwritten within our pension risk transfer business, and we may also look to further reinsure certain amounts of risk we assume under our reinsurance agreements.
Legal Risk
We are parties in a variety of legal actions that routinely arise out of the normal course of business, including legal actions seeking to establish liability directly through insurance contracts or indirectly through reinsurance contracts issued by our subsidiaries. Plaintiffs occasionally seek punitive or exemplary damages. We do not believe that such normal and routine litigation will have a material effect on our financial condition or results of operations. We are also involved from time to time in other kinds of legal actions, some of which assert or may assert claims or seek to impose fines and penalties. We believe that any liability that may arise as a result of other pending legal actions will not have a material effect on our unaudited interim condensed combined consolidated financial condition or results of operations.
Operational Risk
Operational risk is the potential for loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Company’s internal control processes are supported by the maintenance of a risk register and independent internal audit review. The risk of fraud is managed through a number of processes including background checks on staff on hire, annual code of conduct confirmations, anti-bribery training and segregation of duties.
We have significant outsourcing arrangements in respect of pension administration and other functions. These arrangements are subject to agreements with formal service levels, operate within agreed authority limits and are subject to regular review by senior management. Material outsourcing arrangements are approved and monitored by the Board of Directors.
Disaster recovery and business continuity plans have also been established to manage the Company’s ability to operate under adverse conditions.
Impact of COVID-19
The World Health Organization declared COVID-19 to be a pandemic on March 11, 2020. To date, there have been restrictions on the conduct of business in many jurisdictions and the global movement of people and certain goods. We continue to closely monitor the related developments in light of the economic environment. The longer-term impacts from COVID-19 will depend on future developments which are highly uncertain, constantly evolving and difficult to predict. These impacts may differ in magnitude depending on a number of scenarios, which we continue to monitor and take into consideration in our decision making as we continue to assess medium to long-term impacts. Where COVID-19 relates specifically to our business, specifically in valuing our insurance and reinsurance liabilities, we have allowed for identified deaths but we have not made any changes to our longevity assumptions as it remains too early to quantify what long-term impacts of COVID-19 there might be on longevity.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policy and Estimates
The preparation of interim financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and used in preparing these interim financial statements, are summarized below:
i.Insurance reserves
Insurance reserves are determined by BAC using the Canadian Asset Liability Method (“CALM”), in accordance with the standards of the Canadian Institute of Actuaries (“CIA”) and as permitted by IFRS 4 Insurance Contracts (“IFRS 4”).
The current insurance reserves are within BAC. The Bermuda and Cayman subsidiaries had no insurance reserves as at June 30, 2021.
Contract classifications
Contracts under which BAC accepts significant insurance risk from a policyholder are classified as insurance contracts in accordance with IFRS 4 on the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which BAC does not accept significant insurance risk are classified as either investment contracts or considered a service contract and are accounted for in accordance with IAS 39 Financial Instruments: Recognition and Measurement or IFRS 15 Revenue from Contracts with Customers, respectively. Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during the year, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.
Measurement
Insurance reserves represent the amount required to provide for future benefits payments and administrative expenses on policies in force with BAC. Insurance reserves are presented gross of reinsurance assets on the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position. BAC’s Appointed Actuary is responsible for determining the amount of insurance reserves in accordance with standards established by the CIA. Insurance reserves have been determined using CALM as permitted by IFRS 4. It is used to determine insurance reserves and incorporates best-estimate assumptions for longevity, future investment yields, administration costs, margins for adverse deviation and inflation. Margins for adverse deviation are necessary to provide for possibilities of misestimation and future deterioration in the best estimate assumptions and provide reasonable assurance that insurance reserves cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.
BAC has designated invested assets supporting insurance reserves as FVTPL, or as loans and receivables. Since the value of the insurance reserves is determined by reference to the assets supporting those liabilities, changes in the insurance reserves offset a significant portion of the changes in fair value of these FVTPL assets recorded in net income (loss).

ii.Reinsurance
BAC, in the normal course of business, is also a user of reinsurance in order to limit the potential for losses arising from certain exposures. To the extent that third party reinsurers are unable to meet their obligations, BAC remains liable to our policyholders for the portion reinsured. At each reporting date, the reinsurance asset and reinsurance receivable, if any, are assessed for impairment. If there is objective evidence that the reinsurance asset or reinsurance receivable are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds the recoverable amount.
Longevity Reinsurance
BAC enters into longevity reinsurance transactions with third party reinsurers. As part of the agreements, BAC commits to pay the reinsurers a schedule of fixed payments relating to defined blocks of policyholder benefits. In return, the reinsurers reimburse the actual cost of benefit expenses on those blocks to BAC. Settlement of fixed and actual payments between BAC and the reinsurers are on a net basis. The difference between fixed and actual payments on past service is recognized in the same period as the related claim is incurred within benefits ceded in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results. Any unsettled amounts on past service from the reinsurers is recognized as a reinsurance receivable or payable in the Unaudited Interim Condensed Combined Consolidated Statement of Financial Position.
BAC is liable for reinsurance fees for the transactions. The fees are recognized as incurred and are included in ceded premiums in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results.
The benefits to which BAC is entitled under its reinsurance transactions are recognized as reinsurance assets in the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position and change in insurance reserves ceded on the Unaudited Interim Condensed Combined Consolidated Statement of Operating Results.
Quota share reinsurance
BAC enters into quota share reinsurance transactions with third-party reinsurers. The agreement covers policyholder benefits for a proportion of business reinsured. The proportion varies for certain discrete blocks of business. At the inception of each quota share reinsurance contract, Premiums ceded and a corresponding decrease in cash or payable is recognized in proportion to the business reinsured by the external reinsurer. BAC recognizes a reinsurance asset on the Unaudited Interim Condensed Combined Consolidated Statements of Financial Position and change in insurance reserves ceded on the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results. The benefits to which BAC is entitled under its reinsurance contracts are recognized as reinsurance assets.
The reinsurer is committed to pay BAC a proportion of actual benefit expenses. The amounts are reported in benefits ceded in the same period as the related benefit expense is incurred. In cases where the benefit payments are due but not fully received from the reinsurer, BAC will recognize a reinsurance receivable. In cases where benefit payments are due, but amounts are received in excess from the reinsurer, BAC will recognize a reinsurance payable.
Under reinsurance contracts with unregistered reinsurers, assets are required to be pledged to BAC in order to secure payment of liabilities under the reinsurance agreement. Unregistered reinsurers are reinsurers which are not regulated by the Office of the Superintendent of Financial Institutions (“OSFI”). The pledged assets are held in Canada by a Canadian financial institution that is not affiliated with the third party reinsurer. BAC maintains a valid and enforceable security interest that has priority over any other security interest in the collateral. In the event of default by the reinsurer, BAC has the right to liquidate or take legal possession of these assets, in a timely manner.
At each reporting date, the reinsurance asset and reinsurance receivable, if any, are tested for impairment. If there is objective evidence that the reinsurance asset or reinsurance receivable are not recoverable and the impact of the event can be reliably measured, an impairment loss is recognized for the amount by which the carrying amount exceeds recoverable amount.

iii.Premiums
Gross premiums are recognized as revenue when due and collection is reasonably assured. When premiums are recognized, insurance reserves are computed, with the result that benefits and expenses are matched with such revenue. Premiums ceded are recognized when due and in accordance with the terms of the contractual agreement between the Company and reinsurer. Premium refunds, if any, are recognized on an accrual basis.
iv.Benefits paid
Gross benefits and benefits ceded are recorded in the Unaudited Interim Condensed Combined Consolidated Statements of Operating Results when they are due and incurred.
Future Accounting Policy Changes
i.IFRS 17 Insurance Contracts
In May 2017, the IASB issued IFRS 17 Insurance Contracts (“IFRS 17”) which will replace IFRS 4 and will be applied retrospectively. In June 2020, the IASB proposed an amendment to IFRS 17 providing a one-year deferral on the effective date of the standard to January 1, 2023. In addition, the IASB extended the exemption for insurers to apply IFRS 9 Financial Instruments (“IFRS 9”), so that both IFRS 9 and IFRS 17 will have the same effective date. OSFI expects life insurers to adopt IFRS 9 and IFRS 17 simultaneously for periods beginning on or after January 1, 2023.
IFRS 17 sets out the requirements for the recognition, measurement, presentation and disclosures of insurance contracts a company issues and reinsurance contracts it holds.
The future profit for providing insurance coverage is recognized in profit or loss over time as the insurance coverage is provided.
IFRS 17 will affect how the Company accounts for its insurance contracts and how it reports financial performance in the interim financial statements and annual consolidated financial statements. The Company continues to assess the impact for IFRS 17, which is expected to have a significant impact on the timing of earnings recognition, as well as presentation and disclosure, for its insurance contracts.
ii.IFRS 9 Financial Instruments
In July 2014, the IASB published the complete version of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018, with retrospective application and replaces IAS 39. IFRS 9 provides changes to the classification and measurement of financial assets and liabilities, an expected credit loss model that replaces the existing incurred loss impairment model and new hedge accounting guidance.
The Company has deferred the implementation of IFRS 9 until IFRS 17 is adopted on January 1, 2023 on the basis that the Company’s activities are predominantly connected with insurance, with insurance reserves making up over 97% of the Company’s total liabilities.
The disclosure for the measurement and classification of the Company’s investments provides most of the information required by IFRS 9. The Company is currently assessing the impact of implementing IFRS 9 on its interim financial statements and annual consolidated financial statements.
iii.Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16
In August 2020, the IASB issued the Interest Rate Benchmark Reform Phase 2, which includes amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments will supersede the phase 1 amendments issued in 2019. The amendments address issues that arise from the implementation of the reforms, including the replacement of one benchmark with an alternative one.

iv.Amendments to IFRS 3
In May 2020, the IASB issued Reference to the Conceptual Framework, which includes amendments to IFRS 3 Business Combinations. The amendments update an outdated reference to the Conceptual Framework in IFRS 3 without significantly changing the requirements in the standard. The amendments apply to business combinations for which the acquisition date is on or after January 1, 2022.
v.Amendments to IAS 16
In May 2020, the IASB issued Property, Plant and Equipment - Proceeds before Intended Use, which includes amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments apply retrospectively to assets ready for use in the comparative period. The amendments are effective for annual periods beginning on or after January 1, 2022.
vi.Amendments to IAS 37
In May 2020, the IASB issued Onerous Contracts - Cost of Fulfilling a Contract, which includes amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendments specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments are effective for annual periods beginning on or after January 1, 2022.
vii.Annual Improvements to IFRS Standards 2018-2020
In May 2020, the IASB issued Annual Improvements to IFRS Standards 2018-2020, which includes minor amendments to three IFRS standards applicable to our Consolidated Financial Statements. The amendments apply prospectively. The amendments are effective for annual periods beginning on or after January 1, 2022.
Performance Measures Used by Management
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including FFO, Excess Capital, and Net Reserve Capital. In addition, we provide certain metrics such as assets under management, which we refer to as AUM, which we believe are useful to investors to provide additional insights into the base upon which we earn investment income. Refer to the “Pension Risk Transfer Business” section of this MD&A for further discussion on our performance measures as at June 30, 2021, and for the six months ended June 30, 2021 and 2020.
Non-IFRS Measures
We regularly monitor certain Non-IFRS measures that are used to evaluate our performance and analyze underlying business performance and trends. We use these measures to establish budgets and operational goals, manage our business and evaluate our performance. We also believe that these measures help investors compare our operating performance with our results in prior periods. These Non-IFRS financial measures are provided as supplemental information to the financial measures presented in this MD&A that are calculated and presented in accordance with IFRS. These Non-IFRS measures are not comparable to IFRS and may not be comparable to similarly described Non-IFRS measures reported by other companies, including those within our industry. Consequently, our Non-IFRS measures should not be evaluated in isolation, but rather, should be considered together with the most directly comparable IFRS measure in our consolidated financial statements and unaudited interim condensed combined consolidated financial statements for the periods presented. The Non-IFRS financial measures we present in this MD&A should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with IFRS.

FFO
Funds From Operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the Real Property Association of Canada, or REALPAC, and the National Association of Real Estate Investment Trusts, Inc., or NAREIT.
Excess Capital
Excess Capital is the amount of capital in the business that is not currently supporting insurance contracts within regulated insurance entities.
Net Reserve Capital
Net Reserve Capital is the capital within regulated entities that is currently supporting insurance contracts. We use Net Reserve Capital to assess our return on our equity supporting insurance contracts.
We believe our presentation of FFO, Excess Capital, and Net Reserve Capital is useful to investors because it supplements investors’ understanding of our operating performance by providing information regarding our ongoing performance that excludes items we believe do not directly affect our core operations. Our presentation of FFO also provide investors enhanced comparability of our ongoing performance across periods.
For further details regarding our use of our Non-IFRS measures, as well as a reconciliation of net income to these measures, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
Operating Metrics
AUM
We define AUM as the total gross value of our managed insurance and investment assets, identified as investments and cash and cash equivalents in our consolidated financial statements. We believe this metric is useful in gauging the scale and growth of the business over time, and can be an indicator of future results when viewed in conjunction with our insurance liabilities.
Reconciliation of Non-IFRS Measures
The following table reconciles our net income to total FFO:

	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS	2021	2020	2021	2020
Net income (loss)	$2	$(1)	$5	$(1)
Transaction costs	1	—	1	—
Total FFO	$3	$(1)	$6	$(1)

The following table reconciles our total equity to excess capital and net reserve capital:

	Three Months Ended June 30		Six Months Ended June 30
US$ MILLIONS	2021	2020	2021	2020
Equity	$1,252	$62	$1,252	$62
Less:
Cash on deposit with related parties	(806)	—	(806)	—
Common shares	(294)	—	(294)	—
Other fixed income securities	(40)	—	(40)	—
Excess capital	(1,140)	—	(1,140)	—
Net reserve capital	$112	$62	$112	$62
Forward-Looking Information
In addition to historical information, this MD&A contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information may relate to the Company and Brookfield’s outlook and anticipated events or results and may include information regarding the financial position, business strategy, growth strategy, budgets, operations, financial results, taxes, dividends, distributions, plans and objectives of the Company. Particularly, information regarding future results, performance, achievements, prospects or opportunities of the Company, Brookfield or the Canadian, U.S. or international markets is forward-looking information. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”.
The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:
•risks relating to the intended structural equivalence of our class A exchangeable shares with Brookfield Class A Shares
•risks relating to our lack of separate operating history and the completion of our growth initiatives
•risks relating to our ability to identify opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments
•risks relating to the Company being a holding company
•risks related to the Company’s status as a “SEC foreign issuer” under Canadian securities regulations and a “foreign private issuer” and “emerging growth company” under U.S. securities laws
•risks relating to the possibility of the Company becoming an investment company under U.S. securities laws
•risks relating to our ability to maintain effective internal controls and changes in IFRS accounting standards

•risks relating to exchanges of our class A exchangeable shares, or upon a liquidation or redemption event, including any effect thereof on the market price of our class A exchangeable shares
•risks relating to the terms and ownership of our share capital and our agreements with Brookfield
•risks relating to the trading price of our class A exchangeable shares relative to Brookfield Class A Shares
•risks relating to the liquidity and de-listing of our class A exchangeable shares
•risks relating to the market price volatility of our class A exchangeable shares and Brookfield Class A Shares
•risks relating to additional issuances of class A exchangeable shares and/or Brookfield Class A Shares, or other securities that have rights and privileges that are more favorable than the rights and privileges afforded to our shareholders
•risks relating to our ability to pay distributions equal to the levels currently paid by Brookfield
•risks relating to foreign currency exchanges
•risks relating to differing laws in effect in Canada and Bermuda, including service of process, enforcement of judgments, and exclusive forum selection for certain litigation against us
•risks relating to our equity interest in AEL Holdings
•risks relating to our reinsurance arrangements, including with AEL
•risks relating to our assumptions and estimates when assessing reinsurance and insurance risks
•risks relating to our growth strategy, including realizing the anticipated financial benefits from reinsurance transactions
•risks relating to general market conditions in the reinsurance industry (including negative publicity related thereto) and concentration risks in our investment portfolio
•risks relating to our investment strategy
•risks relating to changes in interest rates and credit spreads
•risks relating to the valuation of our securities and investments
•risks relating to the illiquidity of the Company’s assets
• risks to relating to a rating downgrade or the absence of a rating of any of our operating subsidiaries
•risks relating to the conduct of our counterparties to our reinsurance or indemnification arrangements or to the derivatives we use to hedge our business risks
•risks relating to the competition and consolidation in the reinsurance and insurance industries
•risks relating to use of technology and cybersecurity attacks, including the failure to protect the confidentiality of information
•risks relating to our current and future indebtedness
•risks relating to general economic, political and market conditions, including changes in government policy and legislation

•risks relating to our capital requirements
•risks relating to loss resulting from fraud, bribery, corruption other illegal acts, inadequate or failed internal processes or systems, or from external events
•risks relating to public health crises, illness, epidemics or pandemics
•risks relating to becoming involved in disputes and possible litigation
•risks relating to the highly regulated nature of our business and any future regulatory changes thereto
•risks relating to applicable capital ratios/calculations of our insurance subsidiaries
•risks relating to changes in regulatory requirements
•risks relating to potential government intervention in the insurance industry and instability in the marketplace for insurance products
•risks relating to economic substance legislation enacted in Bermuda and the Cayman Islands
•risks relating to the Company’s and/or our subsidiaries’ ability to receive and maintain licenses to commence or continue reinsurance operations
•risks relating to obtaining required work permits for employees in Bermuda and the Cayman Islands
•risks relating to senior executives of Brookfield Asset Management exercising influence over the Company
•risks relating to our dependence on Brookfield and its personnel under our arrangements with Brookfield, including the Administration Agreement and the Investment Management Agreements
•risks relating to our arrangements with Brookfield
•risks relating to our ability to terminate our agreements entered into with Brookfield
•risks relating to our ability to leverage our relationship with Brookfield to access its investment management and asset allocation capabilities
•risks relating to our organizational, ownership and operational management structure potentially creating conflicts of interest
•risks relating to Bermuda, Canadian and United States taxation laws
These statements and other forward-looking information are based on opinions, assumptions and estimates made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate and reasonable in the circumstances, but there can be no assurance that such estimates and assumptions will prove to be correct. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information contained herein, except as required by applicable securities laws.